Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following is a transcript of an interview with Glen Tullman and Phil Pead posted on the www.OneAllscriptsEclipsys.com microsite on June 9, 2010:

Glen Tullman: [00:00:02] This is an amazing day today. It’s very exciting because we’re merging two great leaders in the healthcare space. Eclipsys, which is a leader in the hospital market, and Allscripts, which is a leader in the ambulatory market, that market for physicians outside the four walls of the hospital. And the nice thing about healthcare is everybody in this country understands that we have a problem. It’s a quality problem. It’s a cost problem. It’s a problem with waste and a problem with safety and the way to address that problem is to use information technology. It’s what we’ve done in every other sector of this economy, except healthcare. And so today by combining these two organizations we create a new leader in the healthcare space.

[00:00:47] What we’ve done is we’ve taken two leaders and combined them into one new healthcare leader. So we’ve taken Eclipsys which is a leading provider of hospital systems and we’ve combined that with Allscripts which has the same leadership and physician based systems.

Phil Pead: [00:01:05] So when you think about the strategic rationale, you now have about a hundred and eighty thousand physicians connected to about fifteen hundred hospitals and about ten thousand post acute care facilities connecting the patient so that there’s essentially a seamless experience between all of their care providers.

Glen Tullman: [00:01:24] We have a market that is very underpenetrated. Less than twenty percent of all the physicians and hospitals actively use - comprehensively use – electronic health records. We have the opportunity to address the rest of that market – that eighty percent. And along comes the government and injects through Aura the American Recovery and Reinvestment act – almost thirty billion dollars to encourage physicians and hospitals to adopt the technology that we happen to sell. So now you have an underserved market, you have funding, and you have physicians who are ready to make the change to transform healthcare.

Phil Pead: [00:02:04] The unique part of this transaction’s merger of these two leaders results in, in essence, one platform, one network, and one patient. And what I mean by that is, if you just take the one network for a moment, I mentioned earlier that you’re bringing together a hundred and eighty thousand physicians, fifteen hundred hospitals, and about ten thousand post acute facilities. Healthcare is all about connecting venues of care so that when the patient arrives to be treated that all the information associated with that patient is available to the caregivers at the time that treatment is provided.

Glen Tullman: [00:02:44] Both organizations are leaders today and each organization provides industry leading products that are used by our clients to make a difference in health care and we’re going to continue to do that. And we’re going to invest more in R&D than we ever have. We’re going to continue to have open platforms to connect healthcare together and most important, our people are going to continue to focus on making sure that we deliver world class service.

Phil Pead: [00:03:10] As we move forward our intention is to create value with the clients, with the products our clients have already purchased and be able to grow that into this seamless transition across their entire enterprise integrating both ambulatory and in-patient onto a single platform. And then for the future looking at whole array of additional products that allow this, us, to be able to take advantage of our respective markets in a way that we think is unique to the market.

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Glen Tullman: [00:03:40] We expect post merger to accelerate the efforts that we have to make these two great products work together in a seamless fashion and to get to the point where we have an end to end integrated solution to address their needs. In addition, we’re very supportive of open platforms and we have two tools that each company is using – a tool called Helios which again makes it easy to integrate third party applications and a tool from Allscripts called Universal Application Integrator. And those two tools again make it easy to connect healthcare.

[00:04:18] I’m very excited about the opportunity that I have to lead this new company as Chief Executive Officer and I’m just as excited about the team that I have working with me. Phil Pead, who is the current President and Chief Executive Officer of Eclipsys will become the new Chairman of our Board and Phil will also be working with me side by side to drive the business forward. Bill Davis, our current Chief Financial Officer, will continue in that role and help me to continue to drive both the profitability and the growth of the company. And Chris Perkins who is the current Chief Financial Officer of Eclipsys will serve the important role of Chief Integration Officer helping to bring these two great companies together.

[end]

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’

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stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by

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the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

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